Exhibit 99.1

GUARDFORCE AI CO., LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Contents	Page(s)

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025	F-2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss for the Six Months Ended June 30, 2026 and 2025	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Six Months Ended June 30, 2026 and 2025	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2026 and 2025	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7 – F-16

Guardforce AI Co., Limited

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	Note	As of June 30, 2026	As of December 31, 2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	5	$21,250,627	$24,545,290
Trade receivables, net		5,120,900	4,947,264
Other current assets		1,876,392	2,441,038
Withholding tax receivable, net		557,013	902,845
Inventories		43,241	21,519
Other financial assets at amortized cost		76,885	77,100
Assets held for sale		-	1,150,324
Total current assets		28,925,058	34,085,380

Non-current assets:
Restricted cash	5	2,476,766	2,322,790
Property, plant and equipment		2,949,559	3,088,905
Right-of-use assets		4,277,854	4,523,309
Intangible assets, net	6	1,244,389	1,057,144
Goodwill		106,416	-
Withholding tax receivable, net		2,510,348	2,325,281
Deferred tax assets, net		1,283,246	1,418,174
Other non-current assets		438,299	272,827
Total non-current assets		15,286,877	15,008,430
Total assets		$44,211,935	$49,093,810

Liabilities and Equity
Current liabilities:
Trade payables and other current liabilities		$3,354,875	$3,158,254
Lease liabilities		2,180,806	2,141,509
Liabilities directly associated with assets held for sale		-	1,111,804
Total current liabilities		5,535,681	6,411,567

Non-current liabilities:
Lease liabilities		1,857,633	2,081,431
Provision for employee benefits		6,250,389	6,493,677
Total non-current liabilities		8,108,022	8,575,108
Total liabilities		13,643,703	14,986,675

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued 31,352,312 shares at June 30, 2026; issued 24,353,539 shares at December 31, 2025	7	3,762,312	2,922,460
Treasury shares		(192,893)	-
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		99,748,279	100,271,584
Legal reserve		223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(73,962,624)	(70,862,025)
Accumulated other comprehensive income		845,820	1,397,005
Capital and reserves attributable to equity holders of the Company		30,625,430	34,153,560
Non-controlling interests		(57,198)	(46,425)
Total equity		30,568,232	34,107,135
Total liabilities and equity		$44,211,935	$49,093,810

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Guardforce AI Co., Limited

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2026	2025
		(Unaudited)	(Unaudited)
			(Restated*)
Revenue	10	$18,270,590	$17,168,005
Cost of sales		(15,757,615)	(14,649,027)
Gross profit		2,512,975	2,518,978

Stock-based compensation expenses		(41,746)	(149,595)
Provision for withholding tax receivable		(182,569)	(40,984)
Recovery of/(Provision for) expected credit loss on trade and other receivables		36,802	(34,184)
Research and development expenses		(407,234)	(405,641)
Selling, general and administrative expenses	8	(5,193,826)	(4,175,887)
Operating loss from continuing operations		(3,275,598)	(2,287,313)

Other income, net		162,291	60,485
Foreign exchange losses, net		(56,554)	(19,066)
Finance income, net		113,577	250,203
Loss before income tax from continuing operations		(3,056,284)	(1,995,691)

Income tax expense		(64,191)	(48,177)
Net loss for the period from continuing operations		(3,120,475)	(2,043,868)

Discontinued operations:
Net loss for the period from discontinued operations		(7,171)	(183,254)
Net loss for the period		(3,127,646)	(2,227,122)

Net loss for the period attributable to:
Net (loss)/profit attributable to non-controlling interests		(27,047)	8,955
Net loss attributable to equity holders of the Company		(3,100,599)	$(2,236,077)
Net loss for the period		$(3,127,646)	(2,227,122)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(0.10)	$(0.11)
Basic and diluted loss attributable to the equity holders of the Company – continuing operations		$(0.10)	$(0.10)
Basic and diluted loss attributable to the equity holders of the Company – discontinued operations		$(0.00)	$(0.01)

Weighted average number of shares used in computation:
Basic and diluted		29,577,091	19,996,747

*	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Beijing Wanjia Security System Co., Ltd (“Beijing Wanjia”) (Note 4) for the six months ended June 30, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited) (Restated*)
Net loss for the period	$(3,127,646)	$(2,227,122)
Other comprehensive (loss)/income
Items that will be reclassified to profit or loss
Exchange differences arising from foreign operations	(547,224)	709,468
Exchange differences attributable to discontinued operations	-	10,349
Total comprehensive loss for the period	$(3,674,870)	$(1,507,305)

Attributable to:
Equity holders of the Company from continuing operations	$(3,651,784)	$(1,340,041)
Equity holders of the Company from discontinued operations	-	(172,906)
Non-controlling interests	(23,086)	5,642
	$(3,674,870)	$(1,507,305)

*	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Beijing Wanjia (Note 4) for the six months ended June 30, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

								Accumulated
	Number of Shares	Amount ($0.12 par)	Treasury Shares	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Other Comprehensive Income	Accumulated Deficit	Non- controlling Interests	Total Equity

Balance as of December 31, 2024	17,808,947	$2,137,108	-	$(50,000)	$93,102,042	$223,500	$251,036	$590,981	$(64,204,840)	$(60,559)	$31,989,268

Foreign currency translation difference	-	-	-	-	-	-	-	719,817	-	-	719,817
Stock-based compensation (Note 7)	1,457,756	174,931	-	-	50,069	-	-	-	-	-	225,000
Issuance of ordinary shares through At the Market Offering (Note 7)	2,554,886	306,587	-	-	3,211,014	-	-	-	-	-	3,517,601
Net loss for the period	-	-	-	-	-	-	-	-	(2,236,077)	8,955	(2,227,122)

Balance as of June 30, 2025 (Unaudited)	21,821,589	$2,618,626	-	$(50,000)	$96,363,125	$223,500	$251,036	1,310,798	(66,440,917)	(51,604)	34,224,564

Balance as of December 31, 2025	24,353,539	$2,922,460	-	$(50,000)	$100,271,584	$223,500	$251,036	$1,397,005	$(70,862,025)	$(46,425)	$34,107,135

Acquisition of MGAI assets	-	-	-	-	-	-	-	-	-	12,313	12,313
Acquisition of treasury shares	-	-	(192,893)	-	-	-	-	-	-	-	(192,893)
Foreign currency translation difference	-	-	-	-	-	-	-	(551,185)	-	3,961	(547,224)
Stock-based compensation (Note 7)	6,600,000	792,000	-	-	(750,813)	-	-	-	-	-	41,187
Issuance of ordinary shares through At the Market Offering (Note 7)	398,773	47,852	-	-	227,508	-	-	-	-	-	275,360
Net loss for the period	-	-	-	-	-	-	-	-	(3,100,599)	(27,047)	(3,127,646)

Balance as of June 30, 2026 (Unaudited)	31,352,312	$3,762,312	$(192,893)	$(50,000)	$99,748,279	$223,500	$251,036	845,820	(73,962,624)	(57,198)	30,568,232

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Guardforce AI Co., Limited

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
		(Restated*)
Cash flows from operating activities
Net loss from continuing operations	$(3,120,475)	$(2,043,868)
Adjustments for:
Depreciation and amortization of fixed and intangible assets	1,728,669	1,596,363
Stock-based compensation expenses	41,746	149,595
Provision for withholding tax receivable	182,569	40,984
(Recovery of)/Provision for expected credit loss on trade and other receivables, net	(36,802)	34,184
Finance income, net	(113,577)	(250,203)
Deferred income taxes	64,191	48,177
(Gain)/Loss from assets disposal	(34,936)	108
Provision for employee benefit	387,993	359,113
Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(395,111)	997,660
Decrease/(Increase) in other current assets	536,842	(216,330)
(Increase)/Decrease in inventories	(18,166)	50,735
(Increase)/Decrease in restricted cash	(283,826)	20,275
Increase in other non-current assets	(182,150)	(932,028)
Increase in trade and other payables and other current liabilities	179,699	124,584
Increase in withholding tax receivable	(191,923)	(407,260)
Increase in provision for employee benefits	(302,870)	(400,683)
Net cash used in operating activities – continuing operations	(1,558,127)	(828,594)
Net cash used in operating activities - discontinuing operations	-	(212,503)
Net cash used in operating activities	(1,558,127)	(1,041,097)

Cash flows from investing activities
Acquisition of property, plant and equipment	(533,560)	(477,540)
Proceeds from sale of property, plant and equipment	36,962	1,405
Interest received	300,720	331,631
Payments for financial assets at amortized cost	-	(76,440)
Payment for acquisition of subsidiary, net of cash acquired	(246,103)	-
Net cash used in investing activities – continuing operations	(441,981)	(220,944)
Net cash provided by/(used in) investing activities - discontinuing operations	14,232	(4,987)
Net cash used in investing activities	(427,749)	(225,931)

Cash flows from financing activities
Proceeds from issue of shares	274,801	3,491,850
Payments for repurchase of treasury shares	(192,773)	-
Repayment of bank borrowings	-	(45,296)
Payment of lease liabilities	(1,237,392)	(877,856)
Net cash (used in)/provided by financing activities	(1,155,364)	2,568,698

Net (decrease)/increase in cash and cash equivalents,	(3,141,240)	1,301,670
Effect of movements in exchange rates on cash held	(185,555)	214,176
Cash and cash equivalents at January 1	24,577,422	21,936,422
Cash and cash equivalents at June 30	$21,250,627	$23,452,268

*	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Beijing Wanjia (Note 4) for the six months ended June 30, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company that was incorporated, and is domiciled, in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

The following diagram illustrates the Company’s legal entity ownership structure as of June 30, 2026:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied for the six months ended June 30, 2026 and 2025 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2025 and 2024, as described in those audited consolidated financial statements. The interim condensed consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited condensed consolidated financial statements. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2026.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

Going Concern basis

As of June 30, 2026, the Company has incurred an accumulated deficit of $74.0 million. For the six months ended June 30, 2026, the Company had a net loss from continuing operations of $3.1 million and net operating cash outflow of $1.6 million. The principal sources of funding have historically been cash contributions from equity and debt financings. On July 2, 2024, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) under which the Company could offer and sell its ordinary shares through Wainwright as the sales agent. For the six months ended June 30, 2026, the Company issued 398,773 Ordinary Shares pursuant to the at the market offering (the “ATM offering”) for gross proceeds of $0.3 million. As of June 30, 2026, the Company had cash and cash equivalents of $21.3 million. Taking this into consideration, the Company believes it will have sufficient available financial resources to meet its obligations and working capital requirements for at least in the next twelve months from the date of issuance of these financial statements. Accordingly, the Company considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

2.2	Basis of consolidation

The condensed consolidated interim statements of profit or loss and other comprehensive loss, statements of changes in equity and statements of cash flows of the Company for the relevant periods include the results and cash flows of the Company and its subsidiaries. Subsidiaries are entities (including structured entities) over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date when control ceases.

The interim condensed consolidated balance sheet of the Company as of June 30, 2026 has been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention, except for certain financial instruments which are measured at fair value in accordance with IFRS Accounting Standards.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company, other than those between and among entities under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on the bargain purchase is recognized in the statement of profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in the statement of profit or loss.

IFRS 3, Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Company has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated balance sheet, consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Additional disclosures on a business combination are provided in Note 3.

2.4	Critical accounting estimate and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2025.

On September 23, 2026, the interim condensed consolidated financial statements were approved by the audit committee and board of directors.

2.5	Foreign currency translation

The consolidated financial statements are prepared in USD, which is the reporting currency. The functional currency of significant subsidiaries are as follows, the subsidiaries located in Thailand is Thai Baht (“Baht” or “THB”), the functional currency of subsidiaries located in Hong Kong is Hong Kong dollar (“HKD”) and the functional currency of subsidiaries located in mainland China is Chinese Renminbi (“RMB”).

The currency exchange rates and the entities that significantly impact our business are shown in the following table:

	Period End Rate		Average Rate
	June 30,	December 31,	For the six months ended June 30,
	2026	2025	2026	2025
Thai Baht	0.0301	0.0317	0.0310	0.0299
Hong Kong Dollar	0.1275	0.1285	0.1277	0.1282
Chinese Renminbi	0.1473	0.1429	0.1460	0.1382

2.6	New and amended accounting standards

The Company has applied the following amendments for the first time:

(i)	Amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments;

(ii)	Annual Improvements to IFRS Accounting Standards – Volume 11 (amending IFRS 1, IFRS 7, IFRS 9, IFRS 10, and IAS 7).

All new standards and amendments that are effective for annual reporting period commencing January 1, 2026 have been applied by the Company for the six months ended June 30, 2026. The adoption of these new and amended standards did not have material impact on the interim condensed consolidated financial statements of the Company.

At the date of authorization of these interim condensed consolidated financial statements, the following certain new and amended IFRS Accounting Standards have been issued but are not yet effective for interim reporting period ended on June 30, 2026 and the Company is still evaluating the impact of these new and amended guidance:

Date of issue	Title	Effective date
April 2024	IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
November 2025	Amendments to IAS 21 regarding translation to a hyperinflationary presentation currency	January 1, 2027
May 2026	IFRS 20 Regulatory Assets and Regulatory Liabilities	January 1, 2029
June 2026	Amendments to IAS 28 Amendments to the Fair Value Option for Investments in Associates and Joint Ventures	January 1, 2027

3.	BUSINESS COMBINATION

The Company completed the acquisition of 100% of the issued share capital of MGAI Limited (“MGAI”) on March 11, 2026 for consideration of $300,000. At the acquisition date, MGAI held a 61.8489% equity interest in Shenzhen Muyan Education Technology Consulting Co., Ltd. The business acquired consists of AI-driven solutions for speech therapy and rehabilitation. MGAI and its subsidiaries offer a comprehensive ecosystem that includes proprietary AI-supported software, cloud-based SaaS tools, professional training systems, and integrated hardware solutions.

Details of the purchase consideration, net assets acquired and goodwill are as follows:

Amount
Purchase consideration:
Cash paid	$300,000
Total purchase consideration	$300,000

The Company has accounted for this acquisition in accordance with IFRS 3, which requires the assets acquired and the liabilities assumed to be measured at their fair value at the date of the acquisition.

The assets and liabilities recognized as a result of the acquisition are as follows:

Amount
Cash and cash equivalents	$54,112
Intangible assets, net	291,154
Inventories	4,492
Other current assets	658
Trade payables and other current liabilities	(139,203)
Accumulated other comprehensive loss	(4,593)
Net identifiable assets acquired	206,620

Less: non-controlling interest	(12,313)
Add: goodwill	105,693
$300,000

Goodwill arising from the acquisition of MGAI is primarily attributable to the anticipated synergies between MGAI’s AI technology and Guardforce AI’s existing service infrastructure, particularly in advancing the Company’s AI commercialization strategy. Goodwill recognized at acquisition date was $105,693. The carrying amount as at June 30, 2026 was $106,416 after foreign currency translation. Goodwill has been allocated to the AI&Robotics Solution segment. Goodwill is not tax deductible.

(i) Acquisition-related costs

Direct transaction costs are included in administrative expenses in profit or loss.

(ii) Non-controlling interest

The Company has chosen to recognize the non-controlling interest (NCI) at the proportionate share of the identifiable net asset. The amount of non-controlling interest recognized at the acquisition date is $12,313.

(iii) Revenue and profit contribution

MGAI contributed revenues of $200,056 and net profit of $42,503 to the Company for the period from March 11, 2026 to June 30, 2026. If the acquisition had occurred on January 1, 2026, consolidated revenue and consolidated net loss for the interim period would have been $18,294,478 and $3,129,221, respectively.

4.	DISCONTINUED OPERATION

On December 25, 2025, the Company entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to divest its General Security Business (“Beijing Wanjia”). As of December 31, 2025, Beijing Wanjia was classified as a disposal group held for sale and as a discontinued operation. On January 9, 2026, the equity transfer of Beijing Wanjia was completed. As a result, no operating results or cash flows from this entity have been included in the consolidated financial statements for the period from January 9, 2026 onward.

Financial information relating to the discontinued operations for the period to the date of disposal and for subsequent adjustments to contingent consideration is set out below.

Details of the sale of the subsidiary

Amount
Consideration received or receivable:
Cash	$50,085
Total disposal consideration	50,085
Carrying amount of net assets sold	(2,799)
Gain on sale before income tax and reclassification of foreign currency translation reserve	47,286
Reclassification of foreign currency translation reserve	(54,457)
Loss on sale	$(7,171)

5.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	As of June 30, 2026	As of December 31, 2025

Cash on hand	$572,323	$591,145
Cash in bank	20,678,304	23,954,145
Subtotal	21,250,627	24,545,290
Restricted cash – non-current	2,476,766	2,322,790
Subtotal	23,727,393	26,868,080
Cash in banks attributable to discontinued operations	-	32,132
Cash, cash equivalents, and restricted cash	$23,727,393	$26,900,212

Cash and cash equivalents in continuing operations	$21,250,627	$24,545,290
Cash and cash equivalents in discontinued operations	-	32,132
Cash and cash equivalents presented in consolidated statements of cash flows	$21,250,627	$24,577,422

6.	INTANGIBLE ASSETS

The intangible assets held by the Company increased primarily as a result of the acquisition of MGAI Limited. See Note 3 for further information.

During the six months ended June 30, 2026 and 2025, no impairment loss related to intangible assets was recognized by the Company.

7.	SHAREHOLDERS’ EQUITY

Equity transactions during the six months ended June 30, 2026:

On January 5, 2026, the Company issued an aggregate number of 120,000 restricted ordinary shares to the independent directors and an aggregate of 1,480,000 restricted ordinary shares to certain officers and employees for their service performed in 2025.

On February 26, 2026, the Company entered into a Share Purchase Agreement to acquire 100% of the issued share capital of MGAI and on the same day, the Company issued 5,000,000 restricted ordinary shares to Aureon Johan Co., Ltd.

On February 20, 2026, the Company announced that its Board of Directors has approved a Share Repurchase Program with authorization to purchase up to $5,000,000 of the Company’s outstanding ordinary shares in open market transactions. The authorization of the program will expire February 19, 2027, unless renewed or revoked by the Company. For the six months ended June 30, 2026, the Company repurchased 357,602 shares for $189,291, represent an average per share price of $0.53, and the total direct costs incurred in connection with the repurchase were $3,602. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

For the six months ended June 30, 2026, the Company has issued 398,773 Ordinary Shares pursuant to the ATM offering for gross proceeds of $291,250. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $0.73. Pursuant to the ATM Agreement a cash commission of $7,281 on the aggregate gross proceeds raised was paid to H.C. Wainwright in connection with its services under the ATM Agreement.

Equity transactions during the six months ended June 30, 2025:

On March 31, 2025, the Company entered into a Marketing Services Agreement (the “Marketing Services Agreement”) with Outside the Box Capital Inc. (“OTB”), pursuant to which the Company agreed to issue $150,000 of restricted Ordinary Shares of the Company, calculated at the closing price as of March 31, 2025, to OTB as consideration for its services provided under the Marketing Services Agreement. On March 31, 2025, the Company issued 151,256 restricted Ordinary Shares of the Company to OTB.

On April 11, 2025, the Company issued an aggregate number of 1,306,500 restricted ordinary shares to officers and certain employees for their service performed in 2024.

For the six months ended June 30, 2025, the Company issued 2,554,886 Ordinary Shares pursuant to the ATM offering for gross proceeds of $3,742,326. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $1.46. Pursuant to the ATM Agreement a cash commission of $93,558 on the aggregate gross proceeds raised was paid to Wainwright in connection with its services under the ATM Agreement.

8.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the six months ended June 30,
	2026	2025
		(Restated)
Staff expense	$2,502,600	$2,429,795
Professional fees	464,485	554,963
Depreciation and amortization expense	439,913	400,520
Rental expense	108,499	92,110
Travelling and entertainment expense	101,845	97,204
Other expenses*	1,576,484	601,295
	$5,193,826	$4,175,887

*	Other expenses mainly comprised of withholding tax payments and related penalties, utilities expense, repairs and maintenance, cleaning expense, office expenses, stamp duties, training costs, other service fees, etc.

9.	RELATED PARTY TRANSACTIONS

The principal related party balances as of June 30, 2026 and December 31, 2025 are nil.

The principal related party transactions for the six months ended June 30, 2026 and 2025 are nil.

Key management personnel compensation:

For the six months ended June 30, 2026 and 2025, the aggregate cash compensation and benefits that were paid to the key management personnel, who are the directors and senior management of the company was $590,764 and $580,425.

10.	REVENUE AND CONSOLIDATED SEGMENT DATA

Revenue from contracts with customers

The Company generates its revenue primarily from two segments: (1) Secured Logistics Business; (2) AI&Robotics Solution Business.

Each segment primarily renders the following services:

(1)	Secured Logistics Business

(i)	Cash-In-Transit – Non-Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center (CCC); (vii) Smart Cash Solution (previously offered as Cash Deposit Management Solution (GDM)); and (viii) Others.

(2)	AI&Robotics Solution Business

(i)	Core AI&Robotics Solutions; (ii) Smart Retail Solutions.

Disaggregation information of revenue by service type which was recognized based on the nature of performance obligation disclosed above is as follows:

	For the six months ended June 30,
		Percentage of Total		Percentage of Total
Service Type	2026	Revenue	2025	Revenue

Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$6,699,793	36.7%	$6,297,955	36.7%
Cash-In-Transit – Dedicated Vehicle to Banks (CIT DV)	1,891,235	10.4%	1,914,764	11.2%
ATM Management	3,476,702	19.0%	3,349,420	19.5%
Cash Processing (CPC)	2,401,057	13.1%	2,133,633	12.4%
Cash Center Operations (CCT)	909,882	5.0%	903,368	5.3%
Consolidate Cash Center (CCC)	354,358	1.9%	285,110	1.7%
Smart Cash Solution	2,288,577	12.5%	2,176,285	12.7%
Others*	7,259	0.0%	-	-%
Core AI&Robotics Solutions	226,737	1.3%	107,470	0.5%
Smart Retail Solutions	14,990	0.1%	-	-%
Total	$18,270,590	100.0%	$17,168,005	100.0%

*	Others primarily consist of revenues from international shipment with other minor items.

Consolidated Segment Data

Selected information by segment is presented in the following tables for the six months ended June 30, 2026 and 2025:

For the six months ended 30 June, 2026	Secured Logistics Business	AI&Robotics Solution Business	Total

Total segment revenue	$18,029,344	$254,713	$18,284,057
Inter-segment revenue	(481)	(12,986)	(13,467)
Revenue from external customers	$18,028,863	$241,727	$18,270,590

For the six months ended 30 June, 2025 (Restated)	Secured Logistics Business	AI&Robotics Solution Business	Total

Total segment revenue	$17,060,580	$138,159	$17,198,739
Inter-segment revenue	(45)	(30,689)	(30,734)
Revenue from external customers	$17,060,535	$107,470	$17,168,005

	For the six months ended June 30,
Operating (loss)/profit	2026	2025
		(Restated)
Secured Logistics Business	$(958,681)	$541,031
AI&Robotics Solution Business	(658,587)	(1,109,880)
Corporate and others (1)	(1,658,330)	(1,718,464)
Operating loss from continuing operations	(3,275,598)	(2,287,313)
Total other income from three segments	162,291	60,485
Foreign exchange (gain) losses, net:
- Secured Logistics Business	(4,889)	(4,793)
- AI&Robotics Solution Business	(30,854)	1,865
- Corporate and others	(20,811)	(16,138)
Finance income (costs), net:
- Secured Logistics Business	(140,840)	(56,670)
- AI&Robotics Solution Business	(18,697)	(6,153)
- Corporate and others	273,114	313,026
Loss before income tax from continuing operations	(3,056,284)	(1,995,691)
Income tax expense	(64,191)	(48,177)
Net loss for the period from continuing operations	(3,120,475)	(2,043,868)
Net loss for the period from discontinued operations	(7,171)	(183,254)
Net loss for the period	(3,127,646)	(2,227,122)

Net loss for the period attributable to:
Net loss attributable to equity holders of the Company	(3,100,599)	(2,236,077)
Less: net (loss)/profit attributable to the non-controlling interests	(27,047)	8,955
Net loss for the period	$(3,127,646)	$(2,227,122)

(1)	Includes non-cash compensation, legal and professional fees and consultancy fees for the Company.

Depreciation and amortization by segment as of June 30, 2026 and December 31, 2025 are as follows:

	For the six months ended June 30,
Depreciation and amortization:	2026	2025
Secured Logistics Business	$1,493,574	$1,379,046
AI&Robotics Solution Business	219,692	201,853
Corporate and others	15,403	15,464
	$1,728,669	$1,596,363

Total assets and liabilities by segment as of June 30, 2026 and December 31, 2025 are as follows:

Total assets	As of June 30, 2026	As of December 31, 2025
Secured Logistics Business	$23,676,490	$25,890,499
AI&Robotics Solution Business	3,780,749	3,770,157
General Security Solutions*	-	1,150,324
Corporate and others	16,754,696	18,282,830
	$44,211,935	$49,093,810

*	As of December 31, 2025, the total assets for general security solutions segment were presented as assets held for sale on the consolidated balance sheets. As of June 30, 2026, the Company had completed the disposal of this segment.

Total liabilities	As of June 30, 2026	As of December 31, 2025
Secured Logistics Business	$12,790,108	$12,827,644
AI&Robotics Solution Business	752,316	612,216
General Security Solutions*	-	1,111,804
Corporate and others	101,279	435,011
	$13,643,703	$14,986,675

*	As of December 31, 2025, the total liabilities for general security solutions segment were presented as liabilities directly associated with assets held for sale on the consolidated balance sheets. As of June 30, 2026, the Company had completed the disposal of this segment.

Total non-current assets by geographical segment as of June 30, 2026 and December 31, 2025 are as follows:

Total non-current assets	As of June 30, 2026	As of December 31, 2025
The PRC (including Hong Kong and Macau)	$1,603,996	$1,312,730
Thailand	6,974,222	7,356,628
	$8,578,218	$8,669,358

11.	COMMITMENTS AND CONTINGENCIES

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2026 but not provided in the interim condensed consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-2	3-5
Contractual Obligations	Nature	Total	1 year	years	years
Operating lease commitments	(a)	173,713	152,585	21,128	-
Leases not yet commenced	(b)	263,273	49,085	107,094	107,094
		$436,986	$201,670	$128,222	$107,094

(a)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

(b)	As of June 30, 2026, the Company had entered into a lease agreement that had not yet commenced. The non-cancelable lease term begins on July 1, 2026, and ends on June 30, 2031. The total undiscounted future lease payments under the agreement are $263,273.

12.	SUBSEQUENT EVENTS

Other than the events disclosed below, the Company has evaluated and determined that there are no material subsequent events that require disclosure or adjustment to the financial statements.

For the period from July 1, 2026 to September 23, 2026, the Company issued 41,025 Ordinary Shares pursuant to the ATM offering for gross proceeds of $16,623. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $0.41.

Pursuant to the Board of Directors approved Share Repurchase Program announced on February 20, 2026, the Company repurchased 77,731 shares of $27,071 during the period from July 1, 2026 to September 23, 2026, for an average price per share of $0.35, and the direct costs incurred in connection with the repurchase were $120. The share repurchases completed as of the reporting date were funded through the Company’s existing cash and cash equivalents. All shares acquired will be classified as treasury shares and may be used for future corporate purposes.

On July 30, 2026, the Company filed a prospectus supplement with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, relating to the offer and sale of its ordinary shares from time to time under an at-the-market offering program. The aggregate market value of the ordinary shares eligible for sale is currently $3,115,495. From July 2, 2024 through September 23, 2026, the Company sold 13,028,854 ordinary shares pursuant to the ATM Agreement, resulting in approximately $18,101,773 in gross proceeds.

On September 7, 2026, pursuant to the Company’s 2022 Equity Incentive Plan, the Board of Directors approved the grant and issuance of 1,000,000 restricted ordinary shares to Ms. Lei Wang, the Company’s Chief Executive Officer. The grant and issuance became effective as of the same date in recognition of her contributions to and services for the Company during the first half of 2026.